Ecotality, Inc
6821 E Thomas Road
Scottsdale, AZ 85251

July 20, 2009

US Securities and Exchange Commission
Division of Corporation Finance
Attn:  Geoffrey Kruczek, Attorney
100 F Street NE
Washington, DC 20549-7010

RE:  FILE # 000-50983, Ecotality, Inc. Preliminary Proxy Statement on Schedule 14A

Dear Mr. Kruczek,

We are in receipt of your comment letter dated July 15, 2009 regarding our Preliminary Proxy Statement and have made the requested modifications to bring our filing into compliance.  The notes below are keyed to your comments.

General –

1.	“When you file an amendment…. Include in response the written acknowledgements…..”

Acknowledgements have been added to the end of this letter.

Summary Compensation Table, page 10

2.	“Disclosure notes 10 and 11 on page 13 refer to “warrants” …table on page 15 refers to “warrants”, but note 1 refers only to options.

We modified all “warrant” references to “options” as these are employee options.

Security Ownership of Certain Beneficial Owners and Mangement, page 11

3.
“If the “Beneficial Ownership Limitation is 9.99%, as indicated by your revisions in response to prior comment 13, then please tell us the reasons for the different percentages listed for the entities mentioned in this table”

The table has been updated to reflect 9.99%.

Proposal 4—Approval to Increase Number of Authorized Shares… Page 14

4.	“Regarding your response to prior comment 12:
•	Identify the debenture holders who have the nomination rights mentioned in second bullet on page 15

The following paragraph has been added to the second bullet on page 15:
Bridgepointe Masterfund has the right to appoint one of the two board nominees.  The second board nominee is to be appointed by the debt holders representing 75% of the outstanding principal amount of the November and December 2007 and July 2009 debentures, excluding the portion held by the Enable Funds.  The Enable Funds have no rights to nominate any board nominees or to vote on any such nomination.

•	Clarify how the May 15 2009 amendment changed the exercise price of the warrants issued to the Debenture Holders, and the exercise price of the warrants issued…..

The following paragraph now appears in an additional bullet on page 15:
Amend all Warrants issued to Holders as consideration for the May 15, 2009 and prior Amendments to the November 2007 Debentures and the December 2007 Debentures to have an exercise price of $0.01 and agreed the termination dates for the warrants issued pursuant to the May 15, 2009 amendment to be five (5) years from date of issuance.

•	Disclose the exercise price of the warrants issued to Shenzhen Goch

The following paragraph now appears in an additional bullet on page 15:
Issue any new warrants pursuant to the July 2009 $2,500,000 capital raise (approved in the May 15, 2009 waiver) with the same $0.01 exercise price as the warrants in place for the existing debenture holders as of May 15, 2009.
In compliance with this agreement, the new warrants issued in July 2009 to Shenzhen Goch reflect a $0.01 exercise price.

Fully Diluted Positions….page 16

5.
“We note your response to prior comment 14.  Please reconcile your disclosure here and on pages 12 and 13 regarding the number of shares that BridgePointe and the Enable entities can acquire through conversion of debt and the “Total Shares before Beneficial Ownership Limitation” held by those entities.”

The Beneficial Ownership Table on page 12 disclosure shows the debt conversion shares the holders have rights to acquire within 60 days of the date of the table (July 2, 2009).  The “Fully Diluted Positions by Debenture Holder” shows the debt conversion shares the holders “could” have rights to acquire should the accrued unpaid interest outstanding at July 2, 2009 be added to  principal in October 2009.  This distinction was disclosed in the footnotes to the “Fully Diluted Positions by Debenture Holder” on page 13.  To further explain we have modified this note as below:

(Referred to under Principal and Accrued Interest Nov & Dec 2007 Debentures)
“Note 1:  These figures include the Nov. and Dec. 2007 debenture principal the debenture holders have rights to convert to shares at July 2, 2009 as well as unpaid and accrued interest outstanding at July 2, 2009, that it is assumed will remain unpaid and be added to principal and become convertible to shares on October 1, 2009 (as provided for in the May 15, 2009 debenture Waiver).

Form 8-K amended July 9 2009

6.	“We note your response……In your applicable future filings please ensure that when you file material contracts as exhibits, these exhibits are filed under the appropriate section of Regulation S-K…..

We will be sure to incorporate this feedback into future filings and will continue to make every effort to reference our exhibits appropriately.

In summary, we believe this updated filing includes all required disclosures.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in this filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing’ and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Barry Baer
Chief Financial Officer
Ecotality, Inc.